UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Cartesian Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

816212104

(CUSIP Number)

William R. Kolb

Daniel S. Clevenger

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Tel: (617) 832-1000

Fax: (617) 832-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816212104	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons Michael Singer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 691,110
	8.	Shared Voting Power 78,634
	9.	Sole Dispositive Power 691,110
	10.	Shared Dispositive Power 78,634

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 769,744
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.3%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 816212104	13D	Page 3 of 11 Pages

1.	Names of Reporting Persons Thirsty Brook 2010 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 383,796
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 383,796
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 383,796
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 816212104	13D	Page 4 of 11 Pages

1.	Names of Reporting Persons Singer Asefzadeh Family Holding Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,719
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 56,719
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,719
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 816212104	13D	Page 5 of 11 Pages

1.	Names of Reporting Persons Bakezilla 2019 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,127
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,127
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,127
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 816212104	13D	Page 6 of 11 Pages

1.	Names of Reporting Persons Baharak Asefzadeh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,788
	8.	Shared Voting Power 447,642
	9.	Sole Dispositive Power 14,788
	10.	Shared Dispositive Power 447,642

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 462,430
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 816212104	13D	Page 7 of 11 Pages

1.	Names of Reporting Persons Barbara P. Martin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,968
	8.	Shared Voting Power 383,796
	9.	Sole Dispositive Power 10,968
	10.	Shared Dispositive Power 383,796

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 394,764
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) HC, IN

This Amendment No. 1 to the joint statement on Schedule 13D with respect to the common stock, par value $0.0001 (the “Common Stock”), of Cartesian Therapeutics, Inc., a Delaware corporation (the “Issuer”), filed by Michael Singer, Thirsty Brook 2010 Irrevocable Trust (“Thirsty Brook Trust”), Singer Asefzadeh Family Holding Trust (“Singer Asefzadeh Trust”), Bakezilla 2019 Irrevocable Trust (“Bakezilla Trust” and together with Thirsty Brook Trust and Singer Asefzadeh Trust, the “Trusts”), Baharak Asefzadeh and Barbara P. Martin (collectively, the “Reporting Persons”) on November 22, 2023 (such joint statement, as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 3 of the Schedule 13D is hereby amended and restated in full as follows:

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the right to receive an aggregate 15,096 shares of Common Stock and 25,936.957 shares of Series A Non-Voting Convertible Preferred Stock of the Issuer, par value $0.0001 per share (the “Series A Preferred Stock”) pursuant to the Merger described in Item 4 below.

On January 2, 2024, Dr. Singer acquired an option to purchase up to 7,600 shares of Common Stock at an exercise price of $19.656 per share in consideration of his service on the Issuer’s board of directors.

The information set forth under Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

2.	Item 4 of the Schedule 13D is hereby amended by inserting the following at the end of such section:

Amendment to Certificate of Designation

On March 26, 2024, the Company, with the consent of the holders of Series A Preferred Stock required thereby, amended the Certificate of Designation (such amendment, the “Amendment to the Certificate of Designation”) such that the Automatic Conversion (as defined in the Certificate of Designation) will occur at 5:00 p.m. eight business days following stockholder approval of the Conversion Proposal.

Reverse Stock Split

On April 4, 2024, the Company effected a reverse stock split of the Common Stock at a ratio of 1-for-30, whereby every 30 shares of Common Stock outstanding were combined, automatically and without any action on the part of the Company or its stockholders, into one new share of Common Stock. Proportionate adjustments were made to the conversion ratio of the Series A Preferred Stock in accordance with the Certificate of Designations. All share amounts in this Amendment No. 1 are presented on a split-adjusted basis.

Conversion of Series A Preferred Stock

Pursuant to the terms of the Certificate of Designation, as amended by the Amendment to the Certificate of Designation, on April 8, 2024, following stockholder approval of the issuance of shares of Common Stock upon conversion of the Series A Preferred Stock, each share of Series A Preferred Stock automatically converted into 33-1/3 shares of Common Stock, subject to beneficial ownership limitations.

3.	Item 5 of the Schedule 13D is hereby amended and restated in full as follows:

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 17,779,787 shares of Common Stock issued and outstanding as of April 8, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2024. All of the share numbers reported herein are as of April 10, 2024, unless otherwise indicated. Each Reporting Person’s cover page to this Schedule 13D is incorporated by reference into this Item 5(a, b).

In aggregate, the Reporting Persons have voting and dispositive power over 780,712 shares of Common Stock, representing approximately 4.3% of such class of securities.

The beneficial ownership of each Reporting Person is as follows.

(i)

Dr. Singer beneficially owns 769,744 shares of Common Stock representing approximately 4.3% of the class, which includes 1,055 shares of Common Stock underlying stock options exercisable by Dr. Singer within 60 days of the date hereof. Dr. Singer has the sole power to vote and dispose of (a) 114,876 shares of Common Stock held directly by him, (b) 192,438 shares of Common Stock that are held for the benefit of Dr. Singer’s minor children in custodial accounts established pursuant to the Uniform Transfer to Minors Act for which Dr. Singer serves as custodian, and (c) 383,796 shares of Common Stock held directly by Thirsty Brook Trust that Dr. Singer has the right to acquire pursuant to a right of substitution in exchange for assets with an equal value to such shares. Dr. Singer has shared power to vote and dispose of (x) 56,719 shares of Common Stock held directly by Singer Asefzadeh Trust for which Dr. Singer is a trustee, (y) 7,127 shares of Common Stock held directly by Bakezilla Trust for which Dr. Singer is a trustee, and (z) 14,788 shares of Common Stock held directly by Dr. Asefzadeh. The foregoing excludes (A) 6,545 shares of Common Stock underlying stock options held by Dr. Singer that are not exercisable within 60 days of the date hereof and (B) 5,933 shares of Common Stock underlying restricted stock units held by Dr. Singer that will vest more than 60 days after the date hereof.

(ii)

Thirsty Brook Trust beneficially owns 383,796 shares of Common Stock representing approximately 2.2% of the class. Thirsty Brook Trust has the sole power to vote and dispose of the shares of Common Stock beneficially owned by it.

(iii)

Singer Asefzadeh Trust beneficially owns 56,719 shares of Common Stock representing approximately 0.3% of the class. Singer Asefzadeh Trust has the sole power to vote and dispose of the shares of Common Stock beneficially owned by it.

(iv)

Bakezilla Trust beneficially owns 7,127 shares of Common Stock representing approximately 0.0% of the class. Bakezilla Trust has the sole power to vote and dispose of the shares of Common Stock beneficially owned by it.

(v)

Dr. Asefzadeh beneficially owns 462,430 shares of Common Stock representing approximately 2.6% of the class. Dr. Asefzadeh has shared power to vote and dispose of (a) 383,796 shares of Common Stock held directly by Thirsty Brook Trust for which Dr. Asefzadeh is a trustee, (b) 56,719 shares of Common Stock held directly by Singer Asefzadeh Trust for which she serves as trustee, (c) 7,127 shares of Common Stock held directly by Bakezilla Trust for which she serves as trustee, and (d) 14,788 shares of Common Stock held directly by her.

(vi)

Ms. Martin beneficially owns 394,764 shares of Common Stock representing approximately 2.2% of the class. Ms. Martin has the sole power to vote and dispose of 10,968 shares of Common Stock held directly by her. Ms. Martin has shared power to vote and dispose of 383,796 shares of Common Stock held directly by Thirsty Brook Trust for which Ms. Martin is a trustee.

(c) No Reporting Person effected any transaction in the Common Stock from February 10, 2024 (the date 60 days prior to the filing of this Schedule 13D) to April 10, 2024.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on April 8, 2024.

4.	Item 7 of the Schedule 13D is hereby amended and restated in full as follows:

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Michael Singer, Thirsty Brook 2010 Irrevocable Trust, Singer Asefzadeh Family Holding Trust, Bakezilla 2019 Irrevocable Trust, Baharak Asefzadeh and Barbara P. Martin dated November 22, 2023 (incorporated by reference to Exhibit 1 of the Reporting Persons’ Schedule 13D filed with the SEC on November 22, 2023).

Exhibit 2	Confirming Statement of Thirsty Brook 2010 Irrevocable Trust dated November 22, 2023 (incorporated by reference to Exhibit 2 of the Reporting Persons’ Schedule 13D filed with the SEC on November 22, 2023).

Exhibit 3	Confirming Statement of Singer Asefzadeh Family Holding Trust dated November 22, 2023 (incorporated by reference to Exhibit 3 of the Reporting Persons’ Schedule 13D filed with the SEC on November 22, 2023).

Exhibit 4	Confirming Statement of Bakezilla 2019 Irrevocable Trust dated November 22, 2023 (incorporated by reference to Exhibit 4 of the Reporting Persons’ Schedule 13D filed with the SEC on November 22, 2023).

Exhibit 5	Confirming Statement of Baharak Asefzadeh dated November 22, 2023 (incorporated by reference to Exhibit 5 of the Reporting Persons’ Schedule 13D filed with the SEC on November 22, 2023).

Exhibit 6	Confirming Statement of Barbara P. Martin dated November 22, 2023 (incorporated by reference to Exhibit 6 of the Reporting Persons’ Schedule 13D filed with the SEC on November 22, 2023).

Exhibit 7	Agreement and Plan of Merger, dated November 13, 2023, by and among Selecta Biosciences, Inc. Sakura Merger Sub I, Inc., Sakura Merger Sub II, LLC and Cartesian Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023).

Exhibit 8	Certificate of Designation of Series A Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023).

Exhibit 9	Securities Purchase Agreement, dated November 13, 2023, by and among Selecta Biosciences, Inc. and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023).

Exhibit 10	Registration Rights Agreement, dated November 13, 2023, by and among Selecta Biosciences, Inc. and the Purchasers named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2023).

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 10, 2024

/s/ Michael Singer
Michael Singer

THIRSTY BROOK 2010 IRREVOCABLE TRUST

By:	/s/ Michael Singer
Michael Singer, Authorized Person

SINGER ASEFZADEH FAMILY HOLDING TRUST

By:	/s/ Michael Singer
Michael Singer, Authorized Person

BAKEZILLA 2019 IRREVOCABLE TRUST

By:	/s/ Michael Singer
Michael Singer, Authorized Person

BAHARAK ASEFZADEH

By:	/s/ Michael Singer
Michael Singer, Authorized Person

BARBARA P. MARTIN

By:	/s/ Michael Singer
Michael Singer, Authorized Person